January 17, 2008

Mail Stop 4561

Robert J. McCormick
President and Chief Executive Officer
Trustco Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302
By U.S. Mail and facsimile to (518) 381-3668

Re: Trustco Bank Corp NY
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-10592

Dear Mr. McCormick:

        We have reviewed your letter filed on December 20, 2007 and have the following comments.

Form 10-K for the fiscal year ended December 31, 2006
Audited Financial Statements
Notes to Consolidated Financial Statements
(2) Adoption of New Accounting Pronouncements, page 36

1. We note your response to comment 1 of our letter dated November 2, 2007, comment
    2 of our letter dated December 10, 2007 and your SAB No. 99 analysis supporting
    your conclusion that the overstatement of the allowance for loan losses and the
    impact on prior period provisions was not material to the applicable consolidated
    financial statements under the previously applied rollover approach. Your responses
    appear to indicate that you have applied a non-GAAP allowance for loan loss
    methodology from the 1990s through December 2006 resulting in an overstatement of
    your allowance by approximately 13%-17% over the past five years.   Please tell us
    why you knowingly applied this non-GAAP approach and whether there were any
    business, systems, or process issues that required such an approach.

2. We note the qualitative analysis presented in Attachment I of your response to our
    comment letter dated November 2, 2007 in which you state there have been no
    meaningful changes in the trending of key asset quality ratios, key income
    performance indicators or regulatory capital trends as a result of the error. Please tell

us how you considered the impact of this overstatement on ratios such as your allowance for loan losses as a percentage of loans outstanding and allowance coverage of nonperforming loans.

3. As a related matter, you state that the error did not *negatively* affect the company's compliance with regulatory capital requirements or the results of the Company's various regulatory examinations, including safety and soundness examinations. Please tell us whether the error had any *positive* affects on these regulatory capital requirements or the results of the Company's various regulatory examinations, including safety and soundness examinations and if so, why it is appropriate to exclude such affects from your qualitative analysis.

4. In your response to comment 2 of our letter dated December 10, 2007 you provide a brief description of the change in allowance methodology in December 2006. You state that you removed the previously applied non-GAAP "life of loan" element, which extrapolated historical loan loss experience over the future expected lives of the respective loan portfolios, and included consideration of qualitative factors that affect credit risk in the Company's loan portfolio. In order to help us better understand the systematic analysis and procedural discipline applied in both methodologies and the reasons for the change in methodology, particularly since you changed from a non-GAAP methodology to a GAAP methodology, please provide us with a tabular presentation comparing and contrasting the two methods. At a minimum, your response should address each of the following:
   * how you determine each element of the allowance;
   * which loans are evaluated individually and which loans are evaluated as a group;
   * how you determine both the allocated and unallocated portions of the allowance;
   * how you determine the loss factors you apply to your graded loans to develop a general allowance;
   * when and how you recognize changes in delinquencies, non-accrual loans, non-performing loans, etc;
   * how you determine periodic reserve percentages for each delinquent and non-performing loan component and when you recognize them including similarities and dissimilarities in this regard and how this impacts your periodic loan loss provisions and period ended total allowance for loan losses balance;
   * what self-correcting mechanism you use to reduce differences between estimated and actual observed losses.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief